UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_________________

FORM 6-K

Registration File No. 000-30194
Commission File No. 82-1918

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT of 1934

October 11, 2007

Date Reported: October 12, 2007

UNGAVA MINES INC.
(Formerly Byron Americor Inc.)

40 University Ave, Suite 720
Toronto, ON   M5J 1T1

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]    Form 40F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [ X ]  No [  ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-1918

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNGAVA MINES INC.
(Registrant)

Date: October 11, 2007

By: /s/ Alan Rootenberg______

Alan Rootenberg

Chief Financial Officer

EXHIBIT LIST

Exhibit	Description
99.1	Press Release dated October 11, 2007

Exhibit 99.1

UNGAVA MINES INC.

       October 11, 2007

For Immediate Release

       Issued and Outstanding:

              92,688,998 Common Shares

PRESS RELEASE

October 11, 2007

Byron Americor Inc. Has Changed Its Name to "Ungava Mines Inc." – Stock Trading Symbol Is Now "UGVMF"

TORONTO, ONTARIO – As announced in a press release on September 24, 2007, Byron Americor Inc. (the “Company”) amalgamated with its wholly-owned subsidiary Ungava Mines Inc., effective September 21, 2007. The resulting company was named “Ungava Mines Inc.”

Further to the amalgamation and change of the Company’s name, the Company’s trading symbol on the OTC Bulletin Board must change.  The Company has been notified that, beginning October 12, 2007, the Company's trading symbol will be “UGVMF”.

FORWARD-LOOKING STATEMENTS

Except for historical information contained herein, the matters discussed in this press release are forward-looking statements that involve risks and uncertainties, which may cause the Company’s results to differ materially from expectations, including but not limited to economic, competitive, governmental and technological factors affecting the Company's operations, markets, products and prices and other factors discussed in the Company's various filings with the Securities and Exchange Commission. These forward-looking statements speak only as of the date hereof. The Company disclaims any intent or obligation to update these forward-looking statements.

CONTACT INFORMATION

Ungava Mines Inc. (formerly Byron Americor Inc.)

Allan Miller

President and CEO

(613) 231-5656